FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated March 19, 2002 announcing STMicroelectronics' appointment of Andrea Cuomo as Corporate Vice President for Advanced System Technology.


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                                 PRESS RELEASE

                              COMMUNIQUE DE PRESSE

                                COMUNICATOSTAMPA

                               PRESSEINFORMATION
PR No. C1155H

                  STMicroelectronics Appoints Andrea Cuomo as
            Corporate Vice President for Advanced System Technology

Geneva, March 19, 2002 - STMicroelectronics (NYSE: STM), the world's third largest independent semiconductor manufacturer, has appointed Andrea Cuomo as Corporate Vice President and Advanced System Technology General Manager, reporting directly to Pasquale Pistorio, President and CEO.

The appointment reflects the important contribution made by the Advanced System Technology group (AST) in positioning ST at the forefront of system-level integration and Intellectual Properly (IP) creation. AST was established in January 1999, with the mission to develop the advanced architectures that would drive key strategic applications such as digital consumer, wireless communications, computer peripherals and smart cards, as well as the broad range of emerging automotive applications such as car multimedia. The group has played a key role in establishing ST's pre-eminence in mobility, connectivity, multimedia, storage and security, the core competences required to drive today's convergence markets.

"AST's challenge is to distill the expertise and expectations of our customers, our industrial and academic partners, our Central R&D team and our internal product groups into a cohesive and practical vision that defines the vision and the system technologies, including hardware, software and system integration skills, that ST will need in the next three to five years and the ways in which we will acquire and master them," explained Cuomo.

Notable successes achieved by AST in its first three years include solutions for simultaneous MPEG2 encoding and decoding, targeting writable-DVD and Personal Video Recording applications; a baseline and RF architecture for 3G mobile systems; system solutions for imaging applications, solutions for channel coding and co-decoding for Digital TV.

Research projects with research partners included the development with Telia Research of the Zipper-VDSL (Very high bit-rate Digital Subscriber Line) system for next-generation communications and the successful development with HP Labs of a scalable and customizable VLIW micro core. These breakthrough technologies are now being developed for commercial production in the near future.

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With Andrea Cuomo's appointment to Corporate VP, AST has also been given responsibility for the design of all new generations of general purpose microprocessors and DSP cores, along with their related compilers. This will ensure that ST's range of standalone and embedded processors, already one of the widest in the industry, will continue to offer customers the optimum trade-off between price, performance and time-to-market, in all applications.

"As more and more of our customers' systems are implemented in our SoC silicon, we have to ensure that they have guaranteed portability between different applications, full compatibility of tool chains and exciting roadmaps for future product innovation," said Cuomo.

About STMicroelectronics
STMicroelectronics, the world's third largest independent semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

For further information, please contact:

Media Relations                         Investor Relations
STMicroelectronics                      STMicroelectronics
Maria Grazia Prestini                   Benoit de Leusse
Director, Corporate Media Relations     Investor Relations Manager, Europe
Tel: +41.22.929.6945                    Tel: +33.4.50.40.24.30

Morgen Walke Europe                     Morgen Walke Europe
Lorie Lichtlen                          Nicole Curtin / Jean-Benoit Roquette
Tel: +33.1.47.03.68.10                  Tel: +33.1.47.03.68.10

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                                  ANDREA CUOMO
                   CORPORATE VICE PRESIDENT, GENERAL MANAGER
                           ADVANCED SYSTEM TECHNOLOGY
                               STMICROELECTRONICS

Andrea Cuomo was born in Milan, Italy in 1954 and studied at the Milano "Politecnico" in Nuclear Sciences, with a special focus on analog electronics.

He joined the Italian semiconductor manufacturer SGS in 1983 as a System Testing Engineer and, from 1985 to 1988, he held various positions up to Marketing Manager in the automotive, computer and industrial product segments within the Monolithic Microsystems Division of SGS-THOMSON Microelectronics, the company created in 1997 from the merger of SGS and Thomson Semiconducteurs (re?named STMicroelectronics in 1998). In 1989, when the Division became the Dedicated Products Group, Andrea Cuomo was appointed head of Strategy and Market Development. A special mission he has covered since then has been that of developing strategic alliances with top customers.

In 1994, he was appointed Vice-President responsible for Marketing and Strategic Accounts within the Headquarters and European region. In this position he had responsibility for corporate strategic marketing, which identifies future semiconductor trends and which develops advanced systems, also combining the diversified know-how and wide range technologies of the company. He also had responsibility for sales to the company's strategic accounts.

Building on this experience, in October 1998 he was appointed Vice-President responsible for the newly created corporate organization called Advanced System Technology (AST), with the mission to develop the advanced architectures that drive key strategic applications such as digital consumer, wireless communications, computer peripherals and smart cards, as well as the broad range of emerging automotive applications such as car multimedia. Under his leadership, AST has played a key role in the creation of system knowledge to support ST's system-on-chip (SoC) development and has made a major contribution in establishing ST's pre-eminence in Mobility, Connectivity, Multimedia, Storage and Security, the core competences required to drive today's Convergence markets.

With Andrea Cuomo's appointment to Corporate Vice-President, General Manager, in January 2002, AST has the additional responsibility for the design of all new generations of general purpose microprocessors and DSP cores, along with their related compilers. He continues to initiate collaborative projects with customers, top-class universities and research institutions.

March 2002

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2002                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer